SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                STANDARD MICROSYSTEMS CORPORATION
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           853626-10-9
                         (CUSIP Number)

                         Peter N. Detkin
        Acting General Counsel and Director of Litigation
                        Intel Corporation
                 2200 Mission College Boulevard
                      Santa Clara, CA 95052
                    Telephone: (408) 765-8080
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 18, 1997
                  (Date of Event which Requires
                    Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G  to  report  the  acquisition which is the  subject  of  this
Schedule  13D, and is filing this schedule because of Rule  13d-1
(b)(3) or (4), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                          Schedule 13D         Page 2 of 14 Pages

1.   NAME OF REPORTING PERSON                      Intel
                                                   Corporation
     S.S.  OR  I.R.S. IDENTIFICATION NO. OF  ABOVE 94-1672743
     PERSON

2.   CHECK  THE APPROPRIATE BOX IF A MEMBER  OF  A     (a) [   ]
     GROUP                                             (b) [   ]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS                               WC

5.   CHECK  BOX IF DISCLOSURE OF LEGAL PROCEEDINGS         [   ]
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION          Delaware

  NUMBER OF   7.     SOLE VOTING POWER             3,085,112
   SHARES
BENEFICIALLY  8.     SHARED VOTING POWER           N/A
  OWNED BY
    EACH      9.     SOLE DISPOSITIVE POWER        3,085,112
  REPORTING
 PERSON WITH  10.    SHARED DISPOSITIVE POWER      N/A

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED  BY  EACH 3,085,112
     REPORTING PERSON

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)          [   ]
     EXCLUDES CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW          18.2%
     (11)

14.  TYPE OF REPORTING PERSON                                  CO

                          Schedule 13D         Page 3 of 14 Pages

Item 1.   Security and Issuer.

          (a) Name and Address of Principal Executive Offices of Issuer:
                 Standard Microsystems Corporation
                 80 Arkay Drive
                 Hauppauge, New York 11788

          (b)    Title and Class of
                 Equity Securities:        Common Stock

Item 2.   Identity and Background

          (a)    Name of Person Filing:    Intel Corporation

                                           The executive
                                           officers and
                                           directors of Intel
                                           Corporation are set
                                           forth on Appendix A
                                           hereto.

          (b)    State of Incorporation:   Delaware

          (c)    Principal Business:       Manufacturer of
                                           microcomputer
                                           components, modules
                                           and systems

          (d)    Address of Principal Business and Principal
                 Office:

                 2200 Mission College Boulevard
                 Santa Clara, CA 95052-8119

          (e)    Criminal Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been convicted in any criminal proceeding.

          (f)    Civil Proceedings:

                 During the last five years neither the
                 Reporting Person nor any officer or director of the Reporting Person has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                          Schedule 13D         Page 4 of 14 Pages

Item 3.   Source and Amount of Funds or Other Consideration.

          Funds for the purchase of the securities are derived from the Reporting Person's working capital. $14,653,807 was paid to acquire 1,542,506 shares of Common Stock of the Issuer. Additional amounts, which vary depending on the date of exercise, will be paid should the Reporting Person exercise the Warrant (as defined in Item 4).

Item 4.   Purpose of the Transaction

          The Reporting Person acquired the Common Stock and the Warrant (as described in Item 5(c), below) as an investment and in connection with a technology agreement between the Issuer and the Reporting Person pursuant to which the Issuer and Reporting Person will work cooperatively on the integration of new semiconductor input/output (I/O) integrated circuits into selected personal computer motherboard designs and also on a family of proprietary low-pin-count I/O devices for future applications. In addition to the 1,542,506 shares of Common Stock of the Issuer acquired by the Reporting Person, the Reporting Person also acquired a warrant (the "Warrant") to purchase up to 1,542,606 shares of Common Stock of the Issuer. The shares of Common Stock subject to the Warrant are vested and immediately exercisable . The exercise price for the shares increases periodically throughout the time that the Warrant is in effect, pursuant to a schedule set forth in the Warrant. The Warrant expires on March 18, 2000.

Item 5.   Interests in Securities of the Issuer.

          (a)    Number of Shares        3,085,112 shares*
                 Beneficially Owned:

                 Right to Acquire:       1,542,606 shares*

                 Percent of Class:       18.2%*   (based    upon
                                         16,968,569  shares*  of
                                         common            stock
                                         outstanding, determined
                                         from    representations
                                         made  by the Issuer  to
                                         the Reporting Person in
                                         connection   with   the
                                         closing    under    the
                                         Purchase Agreement  (as
                                         defined below)

-----------------------
* Includes the additional shares (up to 1,542,606) of Common Stock that the Reporting Person has a right to acquire pursuant to the Warrant (as defined and described in Item 4). Such shares are beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person has a right to acquire such shares within the next 60 days.

                          Schedule 13D         Page 5 of 14 Pages

          (b)    Sole Power to Vote,
                 Direct the Vote of, or
                 Dispose of Shares:      3,085,112 shares*

                 Shared Power to Vote,
                 Direct the Vote of, or
                 Dispose of Shares:      None

          (c)    Recent Transactions:

                 On March 18, 1997, pursuant to the terms of that certain Common Stock and Warrant Purchase Agreement dated as of March 18, 1997 (the "Purchase Agreement"), the Reporting Person purchased (i) 1,542,506 newly issued shares of

                 Common Stock of the Issuer at a price per share of $9.50, and (ii) the Warrant to purchase up to 1,542,606 shares of Common Stock. See the Purchase Agreement and the Warrant, each of which has been filed as an Exhibit hereto, for additional details.

          (d)    Rights with Respect to Dividends or
                 Sales Proceeds:                         N/A

          (e)    Date of Cessation of Five Percent
                 Beneficial Ownership:                   N/A

Item 6.   Contracts,     Arrangements,     Understandings     or
          Relationships  With  Respect  to  Securities  of   the
          Issuer.

          Pursuant to the Investor Rights Agreement between the Reporting Person and the Issuer, the Reporting Person has, under certain circumstances, various rights related to (a) registration of the Common Stock that the Reporting Person owns, (b) participation in future sales and issuances of securities by the Issuer, (c) maintaining its ownership percentage in the Issuer,
          (d) receiving various public filings directly from the Issuer on a periodic basis, and (e) the opportunity to acquire the Issuer or certain assets of the Issuer if the Issuer seeks other offers or receives certain unsolicited offers. The Reporting Person has certain standstill obligations relating to its acquisition of shares of Common Stock of the Issuer and certain restrictions on its voting rights. The Purchase Agreement also contains certain restrictions on transfer of the Common Stock by the Reporting Person. See the Investor Rights Agreement, attached as an Exhibit hereto, for a further description of these provisions.

-----------------------
* Includes the additional shares (up to 1,542,606) of Common Stock that the Reporting Person has a right to acquire pursuant to the Warrant (as defined and described in Item 4). Such shares are beneficially owned by the Reporting Person under Rule 13d-3 because the Reporting Person has a right to acquire such shares within the next 60 days.

                          Schedule 13D         Page 6 of 14 Pages

Item 7.   Material to Be Filed as Exhibits.

          Exhibit 1 Standard Microsystems Corporation Common Stock and Warrant Purchase Agreement, dated March 18, 1997, between Standard Microsystems Corporation and Intel Corporation.

          Exhibit 2    Warrant  to  Purchase  Shares  of  Common
                       Stock     of     Standard    Microsystems
                       Corporation, dated March 18, 1997.

          Exhibit 3    Standard     Microsystems     Corporation
                       Investor  Rights Agreement,  dated  March
                       18,  1997,  between Standard Microsystems
                       Corporation and Intel Corporation.

          Exhibit 4    Press  Release  of Standard  Microsystems
                       Corporation, dated March 18, 1997.

          Exhibit 5    Signature Authority

                          Schedule 13D         Page 7 of 14 Pages

                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 27, 1997.

                                 INTEL CORPORATION

                                 /s/Peter N. Detkin
                            By:  Peter N. Detkin
                                 Acting General counsel
                                 and Director of Litigation



                          Schedule 13D         Page 8 of 14 Pages

                           APPENDIX A

                            DIRECTORS

The following is a list of all Directors of Intel Corporation and
certain  other  information with respect to each  Director.   All
Directors are United States citizens.

Name:             Craig R. Barrett

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Executive Vice President and Chief Operating
Occupation:       Officer of Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:


Name:             Winston H. Chen

Business          Paramitas Foundation, 3945 Freedom Circle,
Address:          Suite 760, Santa Clara, CA 95054

Principal         Chairman of Paramitas Foundation
Occupation:

Name, principal   Paramitas Foundation, a charitable foundation.
business and      3945 Freedom Circle, Suite 760
address of        Santa Clara, CA 95054
corporation or
other
organization on
which employment
is conducted:


                          Schedule 13D         Page 9 of 14 Pages

Name:             Andrew S. Grove

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         President and Chief Executive Officer of Intel
Occupation:       Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:


Name:             D. James Guzy

Business          1340 Arbor Road, Menlo Park, CA 94025
Address:

Principal         Chairman of The Arbor Company
Occupation:

Name, principal   The Arbor Company, a limited partnership
business and      engaged in the electronics and computer
address of        industry.
corporation or    1340 Arbor Road
other             Menlo Park, CA 94025
organization on
which employment
is conducted:


Name:             Gordon E. Moore

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Chairman of the Board of Intel Corporation
Occupation:

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:

                          Schedule 13D        Page 10 of 14 Pages

Name:             Max Palevsky

Business          924 Westwood Boulevard, Suite 700, Los Angeles
Address:          CA 90024

Principal         Industrialist
Occupation:

Name, principal   Self-employed.
business and
address of
corporation or
other
organization on
which employment
is conducted:


Name:             Arthur Rock

Business          One Maritime Plaza, Suite 1220, San Francisco,
Address:          CA 94111

Principal         Venture Capitalist
Occupation:

Name, principal   Arthur Rock and Company, a venture capital
business and      firm.
address of        One Maritime Plaza, Suite 1220
corporation or    San Francisco, CA 94111
other
organization on
which employment
is conducted:


Name:             Jane E. Shaw

Business          c/o Intel Corporation, 2200 Mission College
Address:          Boulevard, Santa Clara, CA 95052

Principal         Founder of The Stable Network, a
Occupation:       biopharmaceutical consulting company

Name, principal   c/o Intel Corporation
business and      2200 Mission College Boulevard
address of        Santa Clara, CA 95052
corporation or
other
organization on
which employment
is conducted:

                          Schedule 13D        Page 11 of 14 Pages

Name:             Leslie L. Vadasz

Business          2200 Mission College Boulevard, Santa Clara,
Address:          CA 95052

Principal         Senior Vice President, Director, Corporate
Occupation:       Business Development, Intel Corporation

Name, principal   Intel Corporation, a manufacturer of
business and      microcomputer components, modules and systems.
address of        2200 Mission College Boulevard
corporation or    Santa Clara, CA 95052
other
organization on
which employment
is conducted:


Name:             David B. Yoffie

Business          Harvard Business School, Soldiers Field Park 1-
Address:          411, Boston, MA 92163

Principal         Max and Doris Starr Professor of International
Occupation:       Business Administration

Name, principal   Harvard Business School, an educational
business and      institution.
address of        Harvard Business School
corporation or    Soldiers Field Park 1-411
other             Boston, MA 92163
organization on
which employment
is conducted:


Name:             Charles E. Young

Business          405 Hilgard Avenue, Los Angeles, CA 90024
Address:

Principal         Chancellor
Occupation:

Name, principal   University of California at Los Angeles, an
business and      educational institution.
address of        405 Hilgard Avenue
corporation or    Los Angeles, CA 90024
other
organization on
which employment
is conducted:

                          Schedule 13D        Page 12 of 14 Pages

                       EXECUTIVE OFFICERS

The following is a list of all executive officers of Intel Corporation excluding executive officers who are also directors. Unless otherwise indicated, each officer's business address is 2200 Mission College Boulevard, Santa Clara, CA 95052-8119, which address is Intel Corporation's business address. All executive officers are United States citizens.

Name:       Frank C. Gill
Title:      Executive Vice President; General Manager, Internet
            and Communications Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       Paul S. Otellini
Title:      Executive Vice President; Director, Sales and
            Marketing Group

Name:       Gerhard H. Parker
Title:      Executive Vice President, General Manager, Technology
            and Manufacturing Group

Name:       Ronald J. Whittier
Title:      Senior Vice President; General Manager, Content Group

Name:       Albert Y. C. Yu
Title:      Senior Vice President; General Manager,
            Microprocessor Products Group

Name:       Michael A. Aymar
Title:      Vice President; General Manager, Desktop Products
            Group

Name:       Andy D. Bryant
Title:      Vice President and Chief Financial Officer

Name:       G. Carl Everett, Jr.
Title:      Senior Vice President, General Manager, Desktop
            Products Group

Name:       F. Thomas Dunlap, Jr.
Title:      Vice President, General Counsel and Secretary

Name:       Patrick P. Gelsinger
Title:      Vice President, General Manager, Desktop Products
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

Name:       John H. F. Miner
Title:      Vice President, General Manager, Enterprise Server
            Group
Address:    5200 N.E. Elam Young Parkway, Hillsboro, OR 97124-
            6497

                          Schedule 13D        Page 13 of 14 Pages

Name:       Stephen P. Nachtsheim
Title:      Vice President; General Manager, Mobile/Handheld
            Products Group

Name:       Ronald J. Smith
Title:      Vice President, General Manager, Computing
            Enhancement Group

                          Schedule 13D        Page 14 of 14 Pages


                          EXHIBIT INDEX

                                                    Sequentially
                                                      Numbered
Exhibit No.  Document                                   Page

Exhibit 1    Standard   Microsystems   Corporation      1.1
             Common  Stock  and  Warrant  Purchase
             Agreement,  dated  March  18,   1997,
             between     Standard     Microsystems
             Corporation and Intel Corporation.

Exhibit 2    Warrant to Purchase Shares of  Common      2.1
             Stock    of   Standard   Microsystems
             Corporation, dated March 18, 1997.

Exhibit 3    Standard   Microsystems   Corporation      3.1
             Investor   Rights  Agreement,   dated
             March   18,  1997,  between  Standard
             Microsystems  Corporation  and  Intel
             Corporation.

Exhibit 4    Press     Release     of     Standard      4.1
             Microsystems    Corporation,    dated
             March 18, 1997.

Exhibit 5    Signature Authority                        5.1